November 10, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter
Kevin Stertzel
Asia Timmons-Pierce
Jay Ingram

Re:	Satellogic Inc.
Amendment No. 3 to Registration Statement on Form F-4
Filed November 5, 2021
File No. 333-258764

Ladies and Gentlemen:

Satellogic Inc. (the “Company”) previously filed Amendment No. 3 to Registration Statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated November 9, 2021. The Company’s responses below correspond to the captions and numbers of the comments (which is reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4

Director Nominations, page 235

1.

We note your disclosure that Hannover will have the right to nominate a person of its choice to serve on the PubCo Board as of the date of the consummation of the Business Combination as director. Please tell us whether such right is set forth in an agreement. If so, please revise your disclosure and file the agreement as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 236 of the Amended Registration Statement to clarify that the nomination right is pursuant to a written agreement and has filed the agreement as Exhibit 10.11 to the Amended Registration Statement.

Consent of WithumSmith+Brown, PC., page II-2

2.

We note a currently-dated consent of WithumSmith+Brown, PC, has not been provided with your latest amendment. Please file an amendment with currently-dated consents from all of your auditors. Refer to Item 601(b)(23) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has filed a currently dated consents of WithumSmith+Brown, PC and Pistrelli, Henry Martin y Asociados S.R.L. as Exhibit 23.1 and Exhibit 23.2, respectively, to the Amended Registration Statement.

Securities and Exchange Commission

November 10, 2021

Signatures, page II-5

3.	Please revise to include the appropriate signatures. See Instructions 1 and 2 for signatures on Form F-4.

Response: In response to the Staff’s comment, the Company has included the appropriate signatories on the signature page to the Amended Registration Statement.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954) 768-8210 or perezf@gtlaw.com.

Very truly yours,

Flora R. Perez, Esq.

cc:	Rick Dunn, Satellogic Inc.

Adam Brajer, CF Acquisition Corp. V

Javad Husain, Hughes Hubbard & Reed LLP

2